Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

VIAVID
communications simplified.

Payoneer Inc.

Bank of America 2021Electronic Payments Symposium

March 23, 2021

C O R P O R A T E P A R T I C I P A N T S

Jason Kupferberg, Senior Equity Analyst, Bank of America Global Research

Scott Galit, Chief Executive Officer, Payoneer Inc.

P R E S E N T A T I O N

Jason Kupferberg

Good morning, everybody. I’m Jason Kupferberg, the Payments and IT Services Analyst at Bank of America. We’re extremely excited to have you all with us today for our 13th Annual Electronic Payments Symposiumꟷthis one obviously, in virtual formatꟷand we’re super-excited to bring you an incredible two days of content, that we hope you will find differentiated relative to other events, given a lot of the industry experts and private companies that we have presenting today and tomorrow.

Without further ado, we’re going to kick off the conference with a presentation from Scott Galit, who’s the CEO of Payoneer. Scott’s going to make some prepared remarks for upwards of around 20 minutes and then we are going to have some time at the end for Q&A, and you are welcome to use the Vericast system to submit questions to me, that I can then ask of Scott.

So, Scott, over to you. Thanks very much for joining us.

Scott Galit

Hey, good morning, Jason, and thanks so much for having me. Hi, everybody, good morning, good to be with you today, and happy to kick things off. I’m here to talk to you today about Payoneer.

I joined Payoneer as CEO in 2010, because I really couldn’t believe that what at the time was this little fintech company was sitting in the middle of so many of the trends that I find really compelling in the world: the growth of e-commerce, the digitalization of B2B payments, small businesses being underserved by financial institutions, the increasing importance of marketplaces, emerging markets’ growth accelerating, the growth of cross-border commerce, and even back then the remote flexible global workforce. So, it’s 10 years later and Payoneer isn’t so small anymore, but actually what’s amazing is that those are many of the most powerful and enduring trends that are shaping the world around us.

Really, Payoneer’s focus and sense of purpose hasn’t changed since I got here. Payoneer has built a global financial platform that helps millions of businesses participate in digital commerce, which, as we all know, post-COVID, has massive momentum all over the world. We also have a very strong sense of purpose. Our mission is to democratize access to global commerce by democratizing access to sophisticated financial services for any business of any size from anywhere in the world, and we’ve built a scaled global business that really covers the whole world, from San Francisco to Shanghai to Sydney, and lots of places in between. We help millions of marketplaces, enterprises and small businesses from more than 190 countries, who, in 2020, transacted more than $44 billion and generated over $345 million in revenues. I think the scale and the scope is pretty obvious.

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We’ve built an amazing platform over the past 15 years. It was hard to build, and it’s even harder to replicate. There are powerful network effects in our business. We connect together marketplaces and sellers, buyers and suppliers, and the core value proposition, even from the beginning, was our global connectivity and coverage with localized capabilities; this idea of connect once to Payoneer and get the whole world. We’ve built a robust, compliance, risk and regulatory infrastructure. We are a high-tech, high-touch business with a scaled platform, with modern APIs, mobile and machine learning infrastructure, a broad product suite, and also a global team that works closely and locally with our customers around the world, all focused on helping our customers grow. All of this is built on a trusted, recognized global brand, which is really what connects it all together. We don’t sell infrastructure, really, but what we do is we serve our customers from around the world from a unique, scaled, proven platform that we’ve built piece-by-piece, step-by-step, by supporting our customers over the past 15 years.

We have network effects, as I touched on, all over our business, marketplaces and small businesses, buyers and suppliers, banks and digital businesses, to name just a few, and it actually creates unique value for our customers to be part of our network, whether it be a marketplace, a small business, a bank or a partner.

Let me give you an example of network effects. Our first major marketplace was a freelance marketplace that needed to pay programmers around the world, and Payoneer helped them cover the whole world. Once those freelancers started to use Payoneer, they started to ask Payoneer if we could help them get paid by the other marketplaces they were selling on, and they started asking those other marketplaces if those marketplaces could add Payoneer to their platforms, and on and on this has gone over the years, creating a unique network of participants that are interconnected and intertwined on our platform.

We actually cultivate network effects with our services. For example, a buyer and a supplier in our B2B services, which I’ll talk about more in a few minutes, can invite each other to join our platform, and once both are on our platform, they can pay each other in near-real-time anywhere in the world through Payoneer.

The Payoneer network offers truly differentiated value for marketplaces and marketplace sellers. Payoneer’s small business customers generate 200% higher volume retention than sellers on the same marketplace getting paid directly into their bank accounts. All of this contributes to low-cost customer acquisition for Payoneer and actually enables more commerce to happen more efficiently for our customers, and we also have opportunities to generate revenues from both sides of our networks.

One of the most exciting things that we do is make global commerce local. We connect over 190 countries on our platform and we supported well over 7,000 trade corridors last year, really connecting the whole world, making it possible for a seller to be local wherever their buyers are and for buyers to pay locally even when they’re doing business across borders. All of this actually reduces friction and accelerates commerce.

All of these capabilities are built on a strong foundation. It’s very hard to bring all these capabilities together. We’ve built several key pillars that really underpin everything we do for our customers, like our global banking infrastructure with more than 80 banks and payment partners giving us local clearing and redundancy in over 100 countries, all operated by our smart routing platform. We’re regulated in key markets around the world and we’re a licensed Mastercard issuer. We have a compliance infrastructure that enables us to manage more than 300,000 applications on a monthly basis from over 190 countries. This is really not trivial. We actually, literally, win deals sometimes with marketplaces that need us to perform KYC on the small businesses that they’re onboarding to their marketplace. Data is a huge asset. One of the benefits an industry leader has is access to more data that can be leveraged for unique insights to their customers and to help their businesses, and our unique data and machine learning infrastructure actually enables us to assess lifetime value, manage risk, underwrite customers for working capital, all of which brings us even more data.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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On top of this foundation, we’ve built a growing set of services for our large and small customers. We make it possible for them to pay and get paid globally as easily as locally. We enable them to manage the whole world through a single global multicurrency account, and accessing a broad suite of tools that they need in order to grow, like cards to pay their suppliers, Green Channel, which is a matchmaking service that connects customers to each other across new sales channels, tax solutions, and more.

We also listen carefully to our customers and care deeply about solving for their needs, so I’m going to go through a few more use cases here to give you a little bit of a better idea of how this comes to life for our customers.

With marketplace ecosystems, we’ve built services to enable marketplaces to pay all their sellers everywhere in the world, but also to enable any small business from anywhere in the world to get paid globally. Marketplaces with global sellers have big challenges figuring out how to onboard international sellers, manage risk, deal with tax complexity, make payments. Marketplaces connect to our Mass Payouts API and they get the whole world, one integration, one partner, one local payment to us, lots of payment methods and capabilities for sellers around the world. Most of the volume that we handle for marketplaces actually stays within the Payoneer network, with payments going from the marketplace in essentially real time to small businesses that are Payoneer customers around the world.

So, B2B. While the marketplace business is substantial and it still has huge growth potential, our customers have told us that they need more. They see opportunities all over the world not just through marketplaces, but all kinds of new sales channels, but they still need help to actually take advantage of those opportunities, and in many cases they don’t really have another financial partner that can help them. Think about it for a second. Can you imagine walking into your local bank, a bank as terrific as Bank of America is, in the United States and asking them how they’re going to help you sell in Asia, right? So, think about how hard that would be for a small business in an emerging market, to get any kind of real support. That’s why our customers keep coming back to us for more.

Like, the B2B accounts payable/accounts receivable platform, which I touched on, that we call B2B, every year customers from over 150 countries pay their suppliers from over 190 countries through Payoneer. We enable our customers to create and send invoices, pay and get paid through a wide range of local and global payment methods at low cost, all geared towards B2B, and B2B AP/AR is really foundational to B2B trade, it is a huge market, representing trillions of dollars a year of annual volume, and this is a core part of our strategy, to make global commerce local. With B2B AP/AR, we have proven our ability to drive scaled growth from new services on our platform and to extend our network effects as more buyers bring more sellers and more sellers bring more buyers to the Payoneer platform.

You can see in 2020 that our growth accelerated even as we scaled, with volume growth over 140%, as we effectively drove B2B services through our Sales Teams, established partnerships and improved our customer experience. We’ve leveraged our global banking infrastructure, our customer base, our brand, our network effects and our Sales Teams around the world to cross-sell B2B to existing customers, and also open up a whole new set of customers for us to serve. We believe B2B AP/AR is going to be a material driver of growth for us for years to come.

Our platform really comes to life through our customers, so I want to go through a couple of case studies here which I think will help again bring this a little bit more to life and make it more tangible.

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For example, on the left, we work with a large, fast-growing e-commerce marketplace based in the U.S., and even from the beginning, we didn’t just provide payment services. We supported the collection and management of tax-compliance documentation. We provided compliance services to ensure they were onboarding small businesses that had been properly verified. We also, again, regularly grow with and solve problems for our customers. In 2020, we added support for their marketplace in Mexico, and in 2021, we have many opportunities, some of which we’re already exploring, including working capital collaboration for their small businesses, Green Channel, where we are actually helping them identify and onboard international small businesses that bring specific types of goods, and we also have opportunities in areas like risk services and merchant services opportunities, as well.

Now, I want to move to the right side and I want to look at one of our larger small business customers, this one based in Hong Kong. They generate over $100 million in annual volume, they’ve been growing over 50% a year. They sell on several well-known marketplaces, including Amazon, eBay and Wish, and also Lazada and Shopee in Southeast Asia. We’ve supported them for years with global marketplace payments, but we’ve also supported them now for a few years for it to get paid by their B2B trading partners, and where they use our global multicurrency account, through our tax solutions, they pay their VAT in Europe.

In 2020, we expanded our relationship. We provided working capital to enable them to invest in growth, and Green Channel, where we actually matched them with multiple opportunities in Europe, in Poland and in Germany, to expand their business into new sales channels. In 2021, we have multiple new opportunities to upsell, including merchant services for small businesses, which we’ll launch later in 2021, our new commercial card that we’ve announced with Mastercard, and also the ability to pay suppliers.

Through these types of efforts and the overall growth in the market, we have opportunities to grow with our customers at double-digit growth rates well into the future.

All of this comes together to help explain why we win. Really, we’re built for this, this modern, interconnecting, global digital economy, and the cumulative advantages that we’ve created are really meaningful. Our global brand, with a presence across over 190 countries, a broad ecosystem of more than 5 million small businesses, marketplaces and partners with powerful network effects, our leading infrastructure and product platform built over 15 years, our deep risk management and compliance expertise, all delivering an extensible, scalable business model and all of which enables us to compete effectively in a very broad and diffuse ecosystem.

The primary way B2B payments move around the world today are wires and, to some extent, checks, which represent tens of trillions of dollars of payments a year, and these are typically provided by banks and they’re typically running on legacy infrastructure. We believe we have created a better way for businesses to transact globally. In much the way digital payment providers that are providing consumer payment solutions are localizing digital consumer payments where their buyers are, we’re doing much the same for B2B. We also see niche players that are focusing on either specific countries or specific vertical markets, looking to provide services to either enterprises or small businesses, though rarely to both.

Now, I want to touch a little bit on the Payoneer brand. We go to market globally with a trusted brand. As I touched on earlier, I really think of the brand as the glue that connects the whole world of Payoneer together. While Payoneer isn’t a household name, we really have built a meaningful brand. It stands for empowerment, it stands for connection, and our customers understand that our goal is to help them grow and succeed. We actually have been one of the 1,000 most trafficked websites in the world, according to Alexa. We get over 300,000 applications a month, most of which come to Payoneer either organically to payoneer.com or through referrals and partners.

We also host events all over the world to connect and engage marketplaces, partners and small businesses, really connecting them together, creating new opportunities for them to learn, to grow and to partner. For example, we recently held an event in Vietnam, even during COVID, where we had 1,000 attendees for an all-day event. These all-day events with partners and speakers are really, again, engaging customers and opportunities, focused on how to grow business together, and capitalize on the opportunities and overcome the challenges created by a digital world.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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All of these powerful brand and network effects translate into a low cost of customer acquisition and accelerating new customer growth. You can see we’ve grown our new customer additions by seven times over the past several years. Our volume cohorts tell a great story, as we add layer after layer of new customer cohorts, each one larger than the one before, and you can see how even our old cohorts have stability and growth, and our unit economics are very attractive, with annual net volume retention of over 100% and a payback period of less than 12 months. Again, our brand and our network deliver tangible financial benefits.

Maybe what’s most exciting of all is that we really think we’re just getting started, really just scratching the surface of our opportunity to support digital commerce all over the world. We have an exciting four-part growth strategy with multiple drivers of growth for the long term.

First, we’re going to leverage our strong market momentum and scale. We expect marketplace ecosystems to continue to grow strongly. We think we are still in the early days of marketplace e-commerce, which is estimated to already be 57% of e-commerce overall, it is global and growing, and we have a strong market position with both marketplaces and marketplace sellers. Our B2B platform accelerated at scale in 2020, and we see big opportunities to continue to grow this at a rapid rate for years to come. It’s now big enough that it starts to contribute to our overall growth rate, and it has also proven our ability to upsell our customers and drive scale from new services.

We also see big opportunities to expand our ecosystem, which is the second driver of growth for us. As a global platform, we are engaging with a wide range of integrated partners, banks, mobile wallets, SaaS providers, and much more. Our Payoneer for banks platform, for example, has a lot of exciting opportunities. We are already live on four continents, after just announcing this late last year, and we believe this will drive increasing value for our customers and for Payoneer and reinforce the network effects in our business. These are not white-label infrastructure partnerships. This is integrating and embedding the Payoneer brand into other ecosystems to provide mutual benefit for our customers, for our partners and for Payoneer.

Our third driver here is we’re actively investing in new services. In fact, we’re significantly increasing our investment. Merchant services, working capital, our new commercial card program that we’ve introduced are big market opportunities, and we have meaningful structural advantages with our relationships, our data, our customer base, our global footprint. These are all meaningful investments, as I said. They’re not material contributors to growth in the near term. In fact, they’re consuming a lot of investment, but over the medium to long term, we see significant opportunities for accelerating growth and scale contribution from these new services as we upsell existing customers and expand our ability to serve new customers. Again, we’re making big investments in our delivery and technology and product teams and our global infrastructure to position ourselves to take advantage of this for years to come, which takes us to our M&A strategy.

In 2020, we acquired a company named optile to catalyze the launch of our merchant services business. This was a very strategic and intentional acquisition. We went on a global search for a specific kind of company and optile was the best target we found, and they’re also a great fit culturally. We see a lot of opportunities to accelerate our ability to deliver more value to existing and new customers in more places by expanding our M&A efforts going forward. We hired a new Chief Strategy Officer in 2020, who will lead this effort. We really see almost unlimited opportunities to expand our capabilities in e-commerce enablement, B2B payments, deepen our presence in emerging markets, grow working capital, global merchant services, to name just a few of the areas of opportunity.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Looking briefly at our financial profile, we’ve benefited, as touched on, from strong secular growth trends, as well as the advantages provided by the global footprint and network effects we have in our business. You can see strong historical growth on the volume, with over 50% volume growth last year, and an expectation of strong growth continuing well into the future. On the revenue side, you can see last year we actually adjusted out here some of the COVID impacts on travel and interest income. Adjusting for those, our year-over-year growth was over 30%, and you can see that we’re expecting strong growth to continue well into the future. We believe that there are strong opportunities to continue this well into the future beyond what we’re showing here.

So, I think you can tell I’m very excited about our business. We really have built this leading global network that has become indispensable to how the digital world does business. We have a massive addressable market with strong tailwinds from the continued growth of digital commerce and cross-border B2B. We have a robust global platform, brand, product suite and network effects that create sustainable competitive advantage. We have compelling unit economics and a strong business model, with a multi-pronged growth strategy that builds on our accelerating growth momentum to drive even more growth for many years to come, all led by a proven team with a demonstrated ability to drive growth, manage risk and deliver shareholder value.

Thank you very much for listening, and, Jason, happy to go to questions.

Jason Kupferberg

Terrific, very comprehensive. Thank you very much, Scott. I actually wanted to pick up on some of your comments around differentiation in the market and just see if you can maybe go a little bit deeper in terms of who do you see as some of the competitors out there. I mean, it doesn’t really seem like anyone’s doing exactly what Payoneer is doing, but would love to get your perspective on who you’re actually seeing out there, because I know, to some extent, the banks, in a way, are competitors, but if you can just talk about how you see the competitive landscape with some of the specific other providers that are out there.

Scott Galit

Yes, sure, and I think you touched on a couple things that are really important to start. I mean, one, there’s really nobody just like us. Actually, for the most part, when we think about competition, and actually what we see most of the time, is that we’re competing against wires or just kind of incumbent ways of doing things. Also, we really see banks as partners and we think that there’s actuallyꟷcontinue to be great opportunities to collaborate with banks.

So, going through kind of a couple of the names of folksꟷand, again, it’s this big, broad, diffuse ecosystem out there, lots of different types of companies that touch on pieces of what we do, but not really the full scope of what we do. Actually, from the very beginning, the firstꟷI mentioned earlier this first marketplace that we worked with. When Payoneer was added as a payment method, PayPal was already there as a payment option. So, from the very beginning PayPal has played a role, typically, on the smaller transaction sizes, where their cost structure, the way they price their services, which is really built more around consumer credit card pricing, are actually tolerable. The same way if you think about in B2B, there’s a reason why credit cards are not dominant in B2B the way they are in consumer payments, and so PayPal very much falls into that type of bucket.

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We see FX companies that will operate in different markets, that have often focused on trying to take kind of the same types of services that banks offer, focusing on cross-border. They will focus on kind of B2B small businesses, offering kind of more specialized FX services. Again, typically operating in one place, helping businesses in that place usually make payments globally. I think one of the major things that we did was actually turn cross-border payments into really, actually, being a receivables-driven play first, and that’s actually been one of the major innovations for us. You’ll see in markets like China, it’s a big enough market, you’ll see some specialty players there kind of focusing on e-commerce and China exports, and so you’ll see some businesses like that.

Anyway, again, it’s a giganticꟷwe’ll see a little bit of a transfer-wise and revolute as they’re kind of moving upstream from consumer into small business in certain markets, in certain use cases, but, again, there’s really nobody, as you touched on, that’s just like us.

Jason Kupferberg

On B2B, I know it’s relatively small today, but clearly there’s some significant medium to long-term aspirations. Just talk about how you’re thinking about the AR versus the AP side of that market, the value proposition that Payoneer is bringing in B2B, and then how we should think about your position in the B2B ecosystem versus, for example, some of the SaaS companies that are there, like a Bill.com.

Scott Galit

Yes, sure. First, fundamentally, we actually are in the business of really managing the movement of funds, as kind of the core of what we do, and so we wrap software around what we’re doing, but we really do approach it as the movement of money. As I mentioned, the biggest thrust in our businessꟷand this is part of what makes us so differentꟷhas been this kind of unique combination of emerging markets, truly global small businesses, and what weꟷagain, the anchor for us in B2B was helping small businesses from around the world get paid as if they were local, where their buyers are around the world. So, we actually started with a receivables-focused play. We leveraged our global footprint and our infrastructure in all these major developed markets around the world to make it possible, that with one relationship with Payoneer, a small business could essentially operate locally and make the buying and payments local for their buyers around the world.

Then, as a platform with a brand and with the network effects, what we saw is the same kind of phenomena that we saw in our marketplace business, which is actually the sellers work with multiple buyers. Once a buyer was buying internationally from one supplier, they often were buying from more than one supplier. So, we then made it possible for the buyers to work with us on the accounts payable side. Because, when both the buyer and the seller are in the Payoneer system, the payments are instant anywhere in the world, there’s actually real incentives for them to transact through our platform. So, actually, on top of the $44 billion in volume last year that we reported, there are actually billions of dollars of additional volume between and among Payoneer customers just within the platform that we don’t count and report in the way we report that volume.

So, for us, it’s still a bit more receivables-driven than payables-driven, which makes it a bit more kind of global markets-driven than developed markets-driven, but we cover all of it, and actually some of our fastest growth is coming from developed markets accounts payable side, as we’re helping small businesses pay the whole world through that one relationship with us.

Jason Kupferberg

Okay. I know we’re almost coming up on time here, but I wanted you to say a very quick word on two topics: one, the travel vertical, any sizing on that, and are you seeing any kind of green shoots of improvement in volumes there; and then just a quick comment on your new partnership with Mastercard and what that means for Payoneer.

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Scott Galit

Yes, sure. Travel, I would say we did start to see last year a bit of a rebound in some travel, but it was mostly domestic travel, and so, not surprisingly, for us, we focus a bit more on cross-border travel than domestic, but we start to see some travel volume start to bounce back. We are getting a sense that there’s quite a bit of pent-up demand. We’ve kind of modeled in a rebound starting kind of end of this year and kind of gradually coming back through next year, and so it’ll be very interesting to see how that evolves here. But, I would say, again, a bit of a rebound, but mostly people in markets like the U.S., Australia, things like that, staying within their market.

Then, with Mastercard, we’re really excited to announce that partnership. We really think that on the expense side for our customers, so many of our global businesses don’t just have receivables needs around the world, they have payables needs, and there’s actually a chunk of their spend that is actually a really great target for the card platform. Some things are not. You’re not going to actually pay for a container of goods with a credit card all that often, but to buy advertising, pay for SaaS subscriptions, pay for certain warehouse services, things like that, on a cross-border basis, we are seeing cards as actually an attractive offering and we’re really excited to partner with Mastercard to roll that out for small businesses from around the world.

Jason Kupferberg

Outstanding. Well, unfortunately, we are out of time, but we really appreciate all the content in your presentation, and thanks for joining us today.

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Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.